Exhibit 22

Consent of Bruce Davis

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the “Rock Creek and Big Hurrah Project” dated February 20, 2008 (the “Technical Report”), included in the 2007 Annual Information Form of NovaGold Resources Inc. dated March 2, 2008 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) and Form F-10 (No. 333-141410) of the references to my name and the use of the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated at Vancouver, British Columbia, this 2nd day of March, 2008.

/s/ Bruce M. Davis
Name: Bruce Davis, Ph.D., FAusIMM
Title: